Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

August 28, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 28, 2020 The Nasdaq Stock Market (the "Exchange") received from Qurate Retail, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


8.0% Series A Cumulative Redeemable Preferred Stock


We further certify that the securities described above have been approved by the Exchange for listing and registration.

Sincerely,

